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                                                                     EXHIBIT 99A

                             CAUTIONARY STATEMENTS

WE EXPECT OUR QUARTERLY REVENUES AND OPERATING RESULTS TO FLUCTUATE FOR A NUMBER OF REASONS, WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE

Our quarterly revenues and operating results from continuing operations have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, any of which may cause our stock price to fluctuate. The primary factors that may affect our quarterly financial performance include the following:

         -   fluctuations in demand for our products and services;

         - the timing of customer orders, which are often grouped toward the end of a quarter, particularly large orders from our significant customers and whether any orders are cancelled;

         - product mix among our storage networking and channel networking products;

         - our traditionally long sales cycle, which can range from 90 days to 12 months or more;

         - our ability to develop, introduce, ship and support new products and product enhancements;

         - the fact that our products are usually only part of an overall solution that our customers may have problems implementing or obtaining the required components or services from other vendors;

         - the rate of adoption of storage networks as an alternative to existing data storage and management systems;

         - announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

         - decreases over time in the prices at which we can sell our products;

         - our ability to obtain sufficient supplies of components, including limited sourced components, at reasonable prices, or at all;

         -   communication costs and the availability of communication lines;

         -   increases in the prices of the components we purchase;

         - our ability to attain and maintain production volumes and quality levels for our products; and

         - increased expenses, particularly in connection with our strategy to continue to expand our relationships with key strategic partners.

Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely, in some future period, that our operating results from our continuing operations may be below expectations of public market analysts or investors. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.

WE RECENTLY INCURRED LOSSES AND MAY NOT BE ABLE TO MAINTAIN PROFITABILITY

We experienced losses of $2.3 million for the year ended December 31, 1997, and $2.6 million in the fourth quarter of 1999. In addition, our discontinued operations lost $4.1 million during 2000 and experienced declining revenues. Although we were profitable in 2000, taken as a whole, we cannot be certain that we will be able to sustain historical or projected
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growth rates with respect to our storage networking products. Also, we are depending on our new storage networking products for a significant portion of future revenue, especially since we decided to divest our Enterprise Integration Solutions Division and as revenue from our traditional channel networking products continue to decline. Our storage networking revenue will have to increase significantly to maintain current revenue levels and to offset overhead costs that were previously shared by our two divisions. We expect to incur significant product development, sales and marketing and administrative expenses in connection with the introduction of new products, and, as a result, we will need to generate significant revenue increases to achieve and maintain profitability. We may not be able to sustain or increase profitability.

OUR FUTURE REVENUES AND OPERATING RESULTS ARE DIFFICULT TO PREDICT

Markets for our storage networking products are constantly changing and we have not had significant historical experience marketing our present product line. In addition, we expect that a significant portion of our future revenue will be derived from our storage networking products. Our limited operating experience with our present product line, combined with the evolving nature of the markets in which we sell our products, reduces our ability to accurately forecast our quarterly and annual revenue. Our revenue base has also become less diversified and could be subject to increased volatility since we have decided to divest our Enterprise Integration Solutions Division. Moreover, we plan our operating expenses based in part on our revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.


WE HAVE LIMITED PRODUCT OFFERINGS AND DEPEND ON THE WIDESPREAD MARKET ACCEPTANCE OF OUR EXISTING AND NEW PRODUCTS

We derive a substantial portion of our revenue from a limited number of existing products. Specifically, we derived approximately 50% of our product revenue from our storage networking products for the year ended January 31, 2001. We expect that revenue from our storage networking products will account for a substantial and growing portion of our total revenue for the foreseeable future. We are also substantially more dependent on storage networking product revenue since we have decided to divest our Enterprise Integration Solutions Division. Further, we expect revenue from our channel networking products to continue to decline. As a result, for the foreseeable future, we will continue to be subject to the risk of a dramatic decrease in revenue if there is a decrease in demand for our storage networking products. Therefore, widespread market acceptance of these products is critical to our future success. Many of these products have been recently introduced. Accordingly, the demand for, and market acceptance of, these products is uncertain.

Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

         -   growth of storage networking product markets;

         - performance, quality, price and total cost of ownership of our existing products;

         - continued development of technologies that allow our storage networking products to function over WANs and over IP-based networks;

         - availability, price, quality and performance of competing products and technologies; and

         - successful development of our relationships with new and existing customers and strategic partners.


WE MAY EXPERIENCE DIFFICULTIES AND COSTS IN DIVESTING OUR ENTERPRISE INTEGRATION SOLUTIONS DIVISION

Our board of directors has determined to divest Propelis Software, Inc. formerly known as our Enterprise Integration Solutions Division in order to focus all of our resources on our storage networking products. We are subject to the following risks related to a divestiture:


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         -   Propelis Software, Inc. lost $4.1 million during the year ended
             January 31, 2001 and revenue declined to $16.7 million during 2000 from $25.7 million in 1999. Propelis Software, Inc. may incur further losses prior to any divestiture and the divestiture process may discourage its customers from purchasing products from the division, causing further declines in the operating results of the division. We may also lose key employees of the division while a divestiture is pending.

         - Our management may be distracted by the divestiture process, which could have an adverse impact on our operating results and our storage networking product revenue.

         - We may have difficulties in obtaining contractual and governmental consents in connection with a divestiture or structuring the transaction in a manner satisfactory to the IRS.

         - A divestiture transaction could result in our being subject to a corporate level tax if we were to engage in significant business combinations during a two-year period following the divestiture. Accordingly, the potential adverse tax consequences of a divestiture may effectively prohibit subsequent transactions that could be advantageous to our shareholders.


OUR FAILURE TO DIVEST ALL OR PART OF PROPELIS SOFTWARE, INC. COULD HURT OUR OPERATING RESULTS

Any final divestiture of Propelis Software, Inc. is subject to many factors beyond our control. These factors include future near-term profitability of the division, structuring a transaction acceptable to us, and, where applicable, financing acceptable to potential buyers, or acceptable conditions in the capital markets to consummate a divestiture of all or part of Propelis Software, Inc. Prior to divestiture, we will face continuing demands on our corporate resources in order to maintain the growth and viability of Propelis Software, Inc. These demands could reduce the resources available for development of our core storage networking products. Failure to divest Propelis Software, Inc. within a reasonable time also may impair the long-term viability of the division, which could impair our operating results.

OUR HISTORICAL FINANCIAL INFORMATION WILL NOT BE REFLECTIVE OF OUR RESULTS AFTER ANY DIVESTITURE OF PROPELIS SOFTWARE, INC.

The historical financial statements included in this Form 10-K include the results of operations of our Networking Solutions Division and Propelis Software, Inc. The Networking Solutions Division and Propelis Software, Inc. were not accounted for, and were not operated as, separate stand alone business entities. As a result, the historical financial statements are not reflective of what cost structures will remain after any divestiture of Propelis Software, Inc.

OUR SUCCESS DEPENDS ON THE DEMAND FOR OUR STORAGE NETWORKING PRODUCTS

We depend on the demand for and success of our products. Potential customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like storage networks. Our success in generating revenue in these areas will depend on, among other things, our ability to:

         - educate potential customers, strategic partners and end users about the benefits of our products and related technologies;

         - maintain and enhance our relationships with leading strategic partners; and

         - predict and base our products on standards that ultimately become industry standards.

In addition, the continued growth of the market for storage networking products may depend in part on the continued decrease in the price of related services and components, such as telecommunication lines and switches. Any increase in the price of these related services and components would likely cause this market to grow at a reduced rate. Further, storage networks are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers. We are substantially more dependent on our storage networking revenue since we have decided to divest our Enterprise Integration Solutions Division.



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IF OUR RELATIONSHIPS WITH STRATEGIC PARTNERS ARE UNSUCCESSFUL OR TERMINATED, OUR
PRODUCT REVENUES COULD DECLINE

We market our products in connection with a few significant storage vendors, including EMC, Hitachi Data Systems and IBM. In the year ended January 31, 2001, sales of our storage networking products to customers using EMC's disk mirroring systems accounted for 28% of our total product revenues. As a result, our success depends substantially on our ability to manage and expand our relationships with EMC and other storage vendors, to initiate relationships with new strategic partners that will recommend our products and the success of our strategic partners' products. In addition, we rely to a significant extent on the continued recommendation of our products by our strategic partners. To the extent that our strategic partners do not recommend our products, or to the extent that they recommend products offered by our competitors, or develop there own products similar to ours, our business will be harmed.

We may not be able to manage and expand our relationships with strategic partners successfully, and they may not market our products successfully. Moreover, our relationships with strategic partners are not in writing, have no minimum purchase commitments and can be terminated or changed at any time. Our failure to manage and expand our relationships with our significant strategic partners, our failure to develop relationships with new strategic partners or the failure of our strategic partners to market our products could substantially reduce our revenues and seriously harm our business.

OUR INDUSTRIES ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND WE MUST KEEP PACE WITH THE CHANGES TO SUCCESSFULLY COMPETE

The markets for our products are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements.

Additionally, changes in technology and consumer preferences could potentially render our current products noncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, results of operations and financial condition would be harmed.

WE ARE SUBSTANTIALLY DEPENDENT ON THE FINANCIAL SERVICES, TELECOMMUNICATIONS AND INFORMATION OUTSOURCING INDUSTRIES

During the year ended January 31, 2001 approximately 21%, 5% and 10% of our product revenues were derived from businesses in financial services, telecommunications, and information outsourcing industries, respectively. The erosion of our relationships with our customers in these industries, or the erosion of demand for products in these industries generally, would harm our financial condition and operating results.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR CERTAIN COMPONENTS

We depend upon a limited number of suppliers for several components used in the manufacture of our products. In the future, we may experience shortages of, or difficulties in acquiring, these components. If we are unable to buy these components, then we will not be able to manufacture our products on a timely basis.

We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, then we may have excess inventory, which would increase our costs. If we underestimate our component requirements, then we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would negatively impact our business and operating results.



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THE COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED SALES OF OUR PRODUCTS,
REDUCED PROFITS OR REDUCED MARKET SHARE

The markets for our products are competitive and are likely to become even more competitive. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Our products face competition from multiple sources, including the ability of some of our customers to design solutions to the problems targeted by our products. Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

WE MAY ENGAGE IN FUTURE ACQUISITIONS, IN ADDITION TO ARTICULENT INC., THAT MAY DILUTE OUR SHAREHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES

As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products and services, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. Because of our acquisition of Articulent Inc., or in the event of any future purchases, we could:

         -   spend significant amounts of cash;

         - issue stock that would dilute our current shareholders' percentage ownership;

         - incur amortization expense related to goodwill and other intangible assets; or

         -   incur debt or assume liabilities.

             These purchases also involve numerous risks, including:

         - problems combining the purchased operations, technologies, personnel or products;

         -   unanticipated costs;

         -   diversion of management's attention from our core business;

         - adverse effects on existing business relationships with suppliers, customers or strategic partners;

         - risks associated with entering markets in which we have no or limited prior experience;

         - potential loss of key employees of acquired or merged organizations; and

         - the growth rates of any acquired company may be less than those projected by analysts or anticipated by markets, which could have a depressive effect on our stock price.

We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel related to organizations that we might acquire or merge with in the future, including Articulent Inc.

UNDETECTED SOFTWARE OR HARDWARE ERRORS COULD INCREASE OUR COSTS AND DELAY PRODUCT INTRODUCTION

Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and errors may be found from time to time in our products, including new or enhanced products. In addition, our products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations


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problems. Moreover, the occurrence of hardware and software errors, whether caused by our or another vendor's products, could delay or prevent the development of the markets in which we compete.

THE LOSS OF KEY EXECUTIVE OR EXPERIENCED PERSONNEL OR THE INABILITY TO HIRE AND RETAIN ADDITIONAL PERSONNEL WITH STORAGE NETWORKING EXPERTISE COULD NEGATIVELY IMPACT SALES AND DELAY PRODUCT INTRODUCTION

We are dependent on Thomas G. Hudson, our Chairman, President and Chief Executive Officer. In addition, we rely upon the continued contributions of our key management, engineering and sales and marketing personnel, many of whom would be difficult to replace quickly. We also believe that our success depends to a significant extent on the ability of our management to operate effectively, both individually and as a group. The loss of any one of our key employees could adversely affect our sales or delay the development or marketing of existing or future products.

We believe our future success will depend also in part upon our ability to attract and retain highly skilled and qualified managerial, engineering, sales and marketing, and finance and operations personnel. Competition for these personnel is intense. In the past, we have experienced difficulty in hiring qualified personnel with storage networking expertise, and there can be no assurance that we will be successful in attracting and retaining these individuals in the future. The inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products. In addition, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot assure you that we will not receive such claims in the future as we seek to hire qualified personnel or that such claims will not result in costly litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

WE MUST CONTINUE TO IMPROVE OUR OPERATIONAL SYSTEMS AND CONTROLS TO MANAGE FUTURE GROWTH

We plan to continue to expand our operations to pursue existing and potential market opportunities. We expect that this growth will place a significant demand on our management and our operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls and train our employee base. Accordingly, we cannot assure you that:

         - we will be able to effectively manage the expansion of our operations;

         - our key employees will be able to work together effectively as a team to successfully manage our growth;

         -   we will be able to hire, train and manage our employee base;

         -   we will be able to properly integrate our acquisitions;

         - our systems, procedures or controls will be adequate to support our operations; and

         - our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services.

Our inability to manage growth effectively could harm our business.

WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS

International markets accounted for approximately 30% of our revenues in 2000. We plan to expand our international sales activities, and therefore our success will become increasingly dependent on our performance in international markets. Our international sales growth in these and other countries will be limited if we are unable to establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully expand international operations, we cannot be certain that we will be able to maintain or increase international market demand for our products. Our international operations, are subject to a number of risks, including:



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         -   supporting multiple languages;

         - recruiting sales and technical support personnel with the skills to support our products;

         - increased complexity and costs of managing international operations;

         - protectionist laws and business practices that favor local competition;

         -   dependence on local vendors;

         - multiple, conflicting and changing governmental laws and regulations;

         -   longer sales cycles;

         - difficulties in collecting accounts receivable, converting foreign currency to dollars and remitting funds to the United States;

         -   difficulties enforcing our legal rights;

         -   reduced or limited protections of intellectual property rights; and

         -   political and economic instability.

None of our products include screen displays or user documentation in any language other than the English language. Our future prospects in international markets may require us to develop multiple language versions of our products and support documentation. The lack of such documentation could cause prospective customers to select other products. In addition, the development of such products and documentation could be costly and time consuming.

Because a significant portion of our international revenues are denominated in foreign currencies, primarily French francs, the euro and British pounds sterling, an increase in the value of the U.S. dollar relative to these currencies could make our products more expensive and thus less competitive in foreign markets.

WE HAVE APPLIED FOR AND RECEIVED A LIMITED NUMBER OF PATENTS AND WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH WOULD NEGATIVELY AFFECT OUR ABILITY TO COMPETE

Historically, we have not pursued patents on all our intellectual property. Traditionally, we have relied, and currently continue to rely, on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality agreements with substantially all our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. We have eight patents in process and have three existing patents. In addition, while we intend to more vigorously pursue patent protection for our intellectual property in the future, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States or where legal authorities in foreign countries do not vigorously enforce existing laws.

We have from time to time received, and may in the future receive, communications from parties asserting patent rights against us that relate to certain of our products. Although we believe that we possess all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of third parties, we cannot assure you that others will not claim a proprietary interest in all or part of our technology or assert claims of infringement. All such claims, regardless of their merits, could expose us to costly litigation and could substantially harm our operating results.


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OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US, WHICH COULD BE TIME-CONSUMING
AND EXPENSIVE TO DEFEND

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuits could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

         - stop selling, incorporating or using our products or services that use the challenged intellectual property;

         - obtain a license from the owner of the infringed intellectual property right allowing us to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; and

         -   redesign those products or services that use such technology.

In addition to the related costs of the foregoing actions, if we are forced to take any of these actions, we may be unable to manufacture and sell the related products, which would reduce our revenues.

OUR PRODUCTS MUST COMPLY WITH EVOLVING INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS

The market for our products is characterized by the need to support industry standards as they emerge, evolve and achieve acceptance. To remain competitive, we must continue to introduce new products and product enhancements that meet these industry standards. For example, all components of a storage network must utilize a limited number of defined standards in order to work with existing computer systems. Our products comprise only a part of the entire storage network and we depend on the companies that provide other components of the storage network, many of whom are significantly larger than we are, to support the industry standards as they evolve. The failure of these providers to support these industry standards could adversely affect the market acceptance of our products. In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop will also be required to comply with standards established by authorities in various countries. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business.



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